SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company)

JOS. A. BANK CLOTHIERS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Charles D. Frazer

Senior Vice President – General Counsel

500 Hanover Pike

Hampstead, Maryland 21074

(410) 239-5730

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq.	Jim J. Shoemake, Esq.
Jeremy D. London, Esq.	Guilfoil Petzall & Shoemake, L.L.C.
Skadden, Arps, Slate, Meagher & Flom LLP	100 South Fourth Street, Suite 500
4 Times Square	St. Louis, Missouri 63102
New York, New York 10036	(314) 266-3014
(212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 to Schedule 14D-9 amends and supplements the Schedule 14D-9, filed by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 17, 2014 (as amended and restated on February 27, 2014, the “Statement”), relating to the tender offer commenced by Java Corp., a Delaware corporation and wholly owned subsidiary of The Men’s Wearhouse, a Texas corporation, to acquire all outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $63.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated February 24, 2014, and in the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

Item 4 is hereby amended and supplemented as set forth below.

The section titled “Background” is hereby amended to add the following language after the last paragraph thereof:

“On March 1, 2014, following discussions with MW, the Company and MW entered into a confidentiality agreement. Promptly thereafter, the Company made available to MW and its representatives certain confidential information through an electronic data room.”

Item 7. Purposes of the Transaction and Plans or Proposals

Item 7 is hereby amended and supplemented as set forth below.

The section titled “Standstill and Stockholders Agreement” is hereby amended to add the following language after the second to last paragraph thereof:

“On March 1, 2014, following discussions with MW, the Company and MW entered into a confidentiality agreement. Promptly thereafter, the Company made available to MW and its representatives certain confidential information through an electronic data room.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JOS. A. BANK CLOTHIERS, INC.

	By:	/s/ Charles D. Frazer
	Name:	Charles D. Frazer
	Title:	Senior Vice President – General Counsel
Dated: March 3, 2014

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